Filed by Euronav NV
Commission File No. 001-36810
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Gener8 Maritime, Inc.
Commission File No. 001-34228

PRESS RELEASE Wednesday 16 May 2018 – 8 a.m. CET _________________________________

GENER8 MARITIME SHAREHOLDERS TO VOTE ON MERGER ON 11 JUNE

ANTWERP, Belgium, 16 May 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") notes the announcement by Gener8 Maritime, Inc. (NYSE: GNRT) ("Gener8") of their special shareholders' meeting on 11 June 2018 to vote on the proposed merger with Euronav (the "Merger") as contemplated by the previously announced merger agreement. Provided that the Gener8 shareholders vote positively on the proposed Merger, and the Merger is consummated pursuant to the terms and conditions of the merger agreement, Gener8 would become a wholly-owned subsidiary of Euronav (the Merger to form the "Combined Entity").

The Euronav board of directors has unanimously approved the transaction and the Merger does not require the approval of Euronav's shareholders. Gener8 shareholders of record at the close of business on the record date (3 May 2018) will be entitled to vote at the special shareholder's meeting.

As described in Euronav's prospectus filed with the United States Securities and Exchange Commission (the "SEC") on 10 May 2018, certain significant shareholders of Gener8, including certain current directors of Gener8, representing approximately 48% of the issued and outstanding shares of Gener8, have agreed to vote or given proxies in favour of this merger, provided that neither the Gener8 Transaction Committee nor the Gener8 Board of Directors has made an adverse recommendation. The Merger will require the majority of Gener8's outstanding shares to vote in favour for it to be approved.

The Merger will make the combined entity the leading independent large crude tanker operator in the world comprising:

•	75 crude tanker platform, of which 43 VLCCs and 28 Suezmax crude tankers representing over 18 million DWT in the aggregate.
•	Combined Entity balance sheet assets of over USD 4 billion.
•	marked-to-market leverage of less than 50% for the Combined Entity.
•	a liquidity position estimated at more than USD 800 million, including cash on hand and undrawn amounts available under existing credit facilities.
•	a well-capitalised, highly liquid company.

The Merger will result in Euronav shareholders owning approximately 72% of the issued share capital of the Combined Entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8). The the current lenders of Gener8 have provided their consents to the merger and the senior secured loans currently financing the Gener8 fleet to be acquired by Euronav will be rolled over in the Merger (excluding Gener8's Senior Unsecured notes due 2020 which is expected to be prepaid and redeemed in full simultaneously with the closing of the Merger) are expected to be assumed by the Combined Entity. Full details can be found at www.euronav.com/investors/company-news-reports/sec-filings.

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

PRESS RELEASE Wednesday 16 May 2018 – 8 a.m. CET _________________________________

Additional Information and Where to Find It

In connection with the proposed transaction between Euronav and Gener8, Euronav and Gener8 have filed and intend to file relevant materials with the SEC, including the Euronav registration statement on Form F-4, which the SEC declared effective on May 10, 2018, and which includes a proxy statement of Gener8 and that also constitutes a prospectus of Euronav. Gener8 filed the definitive proxy statement/prospectus with the SEC on May 10, 2018. Theproxy statement/prospectus is first being mailed or otherwise delivered, along with the attached proxy card, to holders of Gener8 common shares on or about May 10, 2018. INVESTORS AND SECURITY HOLDERS OF EURONAV AND GENER8 ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EURONAV, GENER8 AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Euronav and Gener8 through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Euronav are available free of charge on Euronav's internet website at www.euronav.com. Copies of the documents filed with the SEC by Gener8 are available free of charge on Gener8's internet website at www.gener8maritime.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Euronav and Gener8, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Gener8 common stock in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about Euronav's directors and executive officers in its Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 17 April 2018, and about Gener8's officers and directors Gener8's Amendment No. 1 to its Annual Report on Form 10-K for the year ended 31 December 2017 filed with the SEC on 30 April 2018. You can obtain free copies of these documents from Euronav or Gener8 using the contact information above.

PRESS RELEASE Wednesday 16 May 2018 – 8 a.m. CET _________________________________

Forward-Looking Statements

This press release may contain forward-looking statements. including, for example, but not limited to, statements about management expectations, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the Merger, and other similar matters. Forwardlooking statements, are not statements of historical facts and represent only Euronav's or Gener8's beliefs regarding future events, which are inherently uncertain. Forward-looking statements are typically identified by words such as "anticipates," "believes," "budgets," "could," "estimates," "expects," "forecasts," "foresees," "goal," "intends," "likely," "may"" "might," "plans," "projects," "schedule," "should," "target," "will," or "would" and similar expressions , although not all forward-looking information contains these identifying words.

By their very nature, forward-looking statements require, Euronav and Gener8 to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that Euronav's or Gener8's predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that uronav's or Gener8's assumptions may not be correct and that Euronav's or Gener8's objectives, strategic goals and priorities will not be achieved. Euronav and Gener8 caution readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the  Merger does not close when expected or at all because required  shareholder approval is not received or other conditions to the closing are not satisfied on a timely basis or at all  that Gener8 and Euronav may be required to modify the terms and conditions of the Merger Agreement to achieve shareholder approval, or that the anticipated benefits of the Merger are not realized as a result of such things as the weakness of the economy and competitive factors in the seaborne transportation area in which Euronav and Gener8 do business; potential litigation arising from the Merger Agreement and/or the Merger; the Merger's effect on the relationships of Euronav or Gener8 with their respective customers and suppliers, whether or not the Merger is completed; Euronav's shareholders' and Gener8's shareholders' reduction in their percentage ownership and voting power; the challenges presented by the integration of Euronav and Gener8; the uncertainty of third-party approvals; the significant transaction and merger-related integration costs; loss or reduction in business from Euronav's or Gener8's significant customers or the significant customers of the commercial pools in which Euronav and Gener8 participate; changes in the values of Euronav's and Gener8's vessels, newbuildings or other assets; the failure of Euronav's or Gener8's significant customers, shipyards, pool managers or technical managers to perform their obligations owed to Euronav or Gener8; the loss or material downtime of significant vendors and service providers; Euronav's or Gener8's failure, or the failure of the commercial pools in which Euronav and Gener8 participate, to successfully implement a profitable chartering strategy; termination or change in the nature of Euronav's or Gener8's relationship with any of the commercial pools in which they participate; changes in demand for Euronav's and Gener8's services; a material decline or prolonged weakness in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; adverse weather and natural disasters, acts of piracy, terrorist attacks and international hostilities and instability; changes in rules and regulations applicable to the tanker industry (including changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic and foreign operations;), including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; actions by the courts, the U.S. Coast Guard, the U.S. Department of Justice or other governmental authorities and the results of the legal proceedings to which Euronav or Gener8 or any of their vessels may be subject; changes in trading patterns significantly impacting overall tanker tonnage requirements; any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; the highly cyclical nature of Euronav's and Gener8's industry; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, fuel, insurance, provisions, operating, repairs and maintenance, bunker prices, dry-docking and insurance costs; the adequacy of insurance to cover Euronav's and Gener8's losses, including in connection with maritime accidents or spill events; changes in the condition of Euronav's and Gener8's vessels or applicable maintenance or regulatory standards (which may affect, among other things, Euronav's and Gener8's anticipated drydocking or maintenance and repair costs); changes in the itineraries of Euronav's and Gener8's vessels; adverse changes in foreign currency exchange rates affecting Euronav's or Gener8's expenses; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, Euronav's and Gener8's agreements to indirectly acquire vessels and borrow under their existing financing arrangements; Euronav and Gener8's level of indebtedness and the effect of Euronav's and Gener8's indebtedness on their ability to finance operations, pursue desirable business operations and successfully run their business in the future; financial market conditions; sourcing, completion and funding of financing on acceptable terms; Euronav's and Gener8's ability to generate sufficient cash to service their indebtedness and comply with the covenants and conditions under their debt obligations; the impact of electing to take advantage of certain exemptions applicable to emerging growth companies; general market conditions, including the market for vessels and fluctuations in spot and charter rates and vessel values; disruption of shipping routes due to accidents or political events; vessel breakdowns and instances of off-hires; the supply of and demand for vessels comparable to the vessels of Euronav and Gener8; delays and cost overruns in construction projects; the availability of skilled workers and the related labor costs; the failure of counterparties to fully perform their contracts; the ability to successfully integrate the two companies; the risk that expected synergies and benefits of the Merger will not be realized within the expected time frame or at all; reputational risks; other factors that may affect future results of Euronav and Gener8, including changes in trade policies, , changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions.; Gener8's ability to continue as a going concern and other factors listed from time to time in Euronav and Gener8's filings with the SEC, including, without limitation, Euronav's Form 20-F for the fiscal year ended December 31, 2017 and its subsequent reports on Form 6-K and Gener8's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its subsequent reports on Form 10-Q and Form 8-K. When relying on Euronav's or Gener8's forwardlooking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, Euronav and Gener8 do not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

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Announcement of second quarter 2018 results: Thursday 9 August 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 20 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.